CONCHA Y TORO(R)


                                                           For Immediate Release



                                             VINA CONCHA Y TORO REPORTS
                                         SECOND QUARTER AND FIRST HALF 2003
                                                       RESULTS

                                    Santiago, Chile, August 29, 2003 - Vina
                                    Concha y Toro S.A. ("The Company" or "Concha
                                    y Toro") (NYSE: VCO, Chile: Conchatoro),
                                    announced today its consolidated financial
                                    results for the quarter and six-month
                                    periods ended June 30, 2003. Figures are
                                    stated according to Chilean GAAP and in
                                    constant Chilean pesos (Ch$) as of June 30,
Contacts in Santiago, Chile         2003. US dollar figures (US$), except export
                                    figures, are based on the exchange rate
                                    effective June 30, 2003 (US$1.00=Ch$699.12).
Osvaldo Solar
Chief Financial Officer                       Highlights 2Q03 vs. 2Q02

Blanca Bustamante                   o  Total revenues increased 19.3%.
Head of Investor Relations          o  Export sales in US dollars, increased
                                       20.3%.
Vina Concha y Toro S.A.             o  Bottled export shipments increased 11.5%
Tel: (56-2) 476-5026                   to 1,852,758 cases.
e-mail: vcoir@conchaytoro.cl        o  Bottled domestic revenues increased 2% in
                                       value and 10.6% in volume.
www.conchaytoro.com                 o  Operating income increased 11.1%.
                                    o  Net income decreased 8.1% to Ch$5,219
                                       million (US$7.5 million).
                                    o  Earnings per ADR decreased 6.3% to US$
                                       0.52.

                                              Highlights 1H03 vs. 1H02

                                    o  Total revenues increased 24.2%.
                                    o  Export sales in US dollars, increased
                                       22.9%.
                                    o Bottled export shipments increased 15% to 3,388,780 cases.
                                    o Bottled domestic revenues increased 8% in value and 16.3% in volume.
                                    o  Operating income increased 21.1%.
                                    o  Net income increased 10.5% to Ch$9,462
                                       million (US$13.5 million).
                                    o  Earnings per ADR increased 12.6% to US$
                                       0.94.

                                                                CONCHA Y TORO(R)


                           Second Quarter 2003 Results

Total Revenues

Total revenues increased 19.3% to Ch$ 38,433 million (US$55 million) from Ch$ 32,203 million (US$46.1 million). Exports to third parties, another positive quarter from Concha y Toro's UK subsidiary and sustained improvement in Argentina all contributed to revenue growth. Higher exports from Vina Trivento and increased sales within Argentina boosted revenues from the country by almost 80%. The domestic market returned low single digit growth as an increase in volume was offset by lower average prices.

                                      Table 1
                                  Total Revenues
                                 (in Ch$ millions)

                                                 2Q03                        1H03
                                                  vs.                         vs.
                               2Q03     2Q02     2Q02      1H03     1H02     1H02
                                                  (%)                         (%)
                              ------   ------   ------    ------   ------   ------

DOMESTIC                       7,403    7,256      2.0%   14,115   12,926      9.2%
INTERNATIONAL
 - Exports to third parties   23,238   18,724     24.1%   43,070   33,964     26.8%
 - Concha y Toro UK            3,746    3,018     24.1%    6,578    4,912     33.9%
 - Argentina                   2,239    1,246     79.7%    3,706    1,799      106%
TOTAL INTERNATIONAL           29,223   22,989     27.1%   53,355   40,675     31.2%

OTHER                          1,807    1,958     -7.7%    3,519    3,562     -1.2%

-----------------------------------------------------------------------------------
                    TOTAL     38,433   32,203     19.3%   70,989   57,163     24.2%
-----------------------------------------------------------------------------------


Export Revenues

Total export revenues from third parties, including bulk wine sales, increased 24.1% to Ch$23,238 million.

Excluding bulk wine sales, bottled export revenues from third parties rose 24.8% to Ch$23,056 million from Ch$18,477 million in 2Q02. The rise in revenues from overseas markets was the product of higher volumes and an improvement in the mix.

Bulk sales of 432 thousand liters totaled Ch$182 million (US$260 thousand) - a decline of 26.4% when compared to 2Q02.


o        Bottled Wine Revenue in US$:
         ----------------------------

The following figures, representing exports in dollars and volume, include sales to the Company's distribution subsidiary in the UK. For the quarter, export figures in US dollars include sales totaling US$ 3,933,120 (200,780 cases) to the Company's subsidiary in the United Kingdom.

On an 11.5% increase in volumes and a 7.9% increase in the average price stated in dollars, export revenue in US dollars increased 20.3% to US$ 36.6 million from US$30.4 million.

                                                                CONCHA Y TORO(R)


                                     Graph 1
                          Export Value (US$) by Region
                               Second Quarter 2003


                                [OBJECT OMITTED]


Strong sales growth was achieved in Asia (+52.7%), Europe (+35.2%) and Central America (+27.1%). Improvement in Asia reflects the recovery of the Japanese market. Good results in the UK and from Scandinavia are sustaining sales momentum in Europe. Higher sales in the Caribbean and a positive performance in Mexico underpin growth in Central America.

Driven by higher sales of Premium and Varietal wines, sales to the US market increased 6.5%.

Export revenues declined in South America (-15.1%) and Canada (-14.1%).


o        Bottled Wine Sales - Volume:
         ----------------------------

On exporting 1,852,758 cases in 2Q03, year on year, Company sales volume increased 11.5%.

Volume growth by market was as follows: Asia (+49.5%), Europe (+30%), Central America (+22%) and the US (+3.7%). Company export volumes decreased in Canada (-25.1%) and South America (-40.4%).

Shipments by segment reveal a 49.6% increase in Premium wines, resulting mainly from stronger Premium sales in Europe, Central America and the US. Varietal wine sales increased 21.4%, while exports of Varietal Blends declined 0.9%.

Cases Shipped:
--------------

In absolute terms, the Company shipped 883 thousand cases to Europe, 575 thousand cases to the US, 144 thousand cases to Central America, 85 thousand cases to South America, 75 thousand cases to Canada and 84 thousand cases to Asia.

Prices
------

The average price per case increased 7.9% to US$ 19.74 from US$ 18.30 in 2002, mainly due to an improvement in the mix, following larger sales of Premium and Varietal wines in Europe, Central America and the US.

                                                                CONCHA Y TORO(R)


Domestic Revenues

Bottled-wine revenues in Chile increased 2.0% to Ch$7,403 million (US$10.6 million) from Ch$7,256 million (US$ 10.4 million). During the quarter, domestic volumes increased 10.6%. Volume growth was led by higher sales of Popular wines. Year on year however, average prices decreased 7.8%.

Cost of Sales

For the quarter, total cost of sales rose 20.4% to Ch$22,528 million (US$32.2 million) from Ch$18,710 million (US$26.8 million) in 2Q02. Cost of sales, as a percentage of total sales, increased to 58.6% from 58.1% mainly as a result of higher wine costs. The gross margin slipped to 41.4% from 41.9%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 23.4% to Ch$9,170 million (US$13.1 million). As a percentage of revenues, SG&A increased to 23.9% from the 23.1% recorded in 2Q02. This increase mainly reflects higher marketing, advertising and promotion expenses in export markets and higher SG&A relating to the UK subsidiary and higher remuneration.

Operating Income

Operating income increased 11.1% to Ch$6,734 million (US$9.6 million) compared to Ch$6,059 million (US$8.7 million) in the second quarter of 2002. Operating margin decreased from 18.8% to 17.5%, due to higher wine costs and due to higher selling, general and administrative expenses, resulting from the Company supporting its brands strongly in a more competitive industry.

Non-Operating Results

Non-operating income decreased to Ch$175 million (US$250 thousand) from Ch$1,592 million (US$2.3 million) mainly due to an extraordinary gain of Ch$1,212 (US$
1.7 million) from the sale of fixed assets the Company registered in the second quarter of 2002. Equity income from related companies totaled Ch$107 million (US$153 thousand), which represents a decrease of 30.2% compared to last year, following a weaker contribution from Vina Almaviva.

Non-operating expenses decreased to Ch$592 million (US$0.8 million) from Ch$644 million (US$0.9 million) mainly due to lower interest expenses and price level restatement in the period.

o Interest expenses totaled Ch$186 million (US$ 267 thousand) compared to Ch$255 million (US$365 thousand) due to lower interest rates and lower financial debt.
o Price level restatement represented a loss of Ch$301 million (US$430 thousand) compared to a loss of Ch$319 million (US$457 thousand) in 2Q02.
o Exchange rate differences produced a gain of Ch$51 million (US$73 thousand) compared to the gain of Ch$22 million (US$32 thousand) registered in 2Q02.

                                                                CONCHA Y TORO(R)


                                            Table 2
                                     Non-Operating Results
                                       (in Ch$ millions)

                                                     2Q03 vs.                         1H03 vs.
                                 2Q03       2Q02       2Q02       1H03       1H02       1H02
                                                        (%)                              (%)
                               --------   --------   --------   --------   --------   --------
Non-operating Income
 Equity Income                      107        153      -30.2%       666        968      -31.2%
Other non-operating income           68      1,439      -95.3%       140      1,503      -90.7%
Total non-operating income          175      1,592      -89.0%       806      2,471      -67.4%

Non-operating expenses
Interest Expense                   -186       -255      -26.9%      -388       -566      -31.5%
Price Level Restatement            -301       -319       -5.8%      -337       -127     -165.8%
Exchange Rate Differences            51         22      130.3%        15       -675     -102.3%
Other Non-operating expenses       -156        -92       70.6%      -197       -164       20.1%
Total non-operating expenses       -592       -644       -8.0%      -906     -1,532      -40.8%
-----------------------------------------------------------------------------------------------
                       Total       -417        949       -144%      -100        939     -110.7%
-----------------------------------------------------------------------------------------------



Income Tax

Income tax for the quarter was Ch$1,097 million (US$1.6 million) compared to Ch$1,331 million (US$1.9 million) in 2Q02.

Net Income and Earnings per Share (EPS)

Net Income for the period decreased 8.1% to Ch$5,219 million (US$7.5 million) from Ch$5,677 million (US$8.1 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings decreased to Ch$7.26 per share from Ch$7.89, for the quarter. Earnings per ADR were Ch$363 in 2Q03. In US dollar terms, Earnings per ADR decreased 6.3% to US$ 0.52 in the second quarter of 2003 from US$ 0.55 for the second quarter of 2002.

                                                                CONCHA Y TORO(R)


                             First Half 2003 Results

Total Revenues

Total revenues for the first half increased 24.2% to Ch$ 70,989 million (US$101.5 million) from Ch$57,163 million (US$ 81.8 million). All business areas presented good results, the export market the domestic market, the UK subsidiary and the operation in Argentina.

Export Revenues

Total export revenues from third parties, including bulk wine sales, increased 26.8% to Ch$43,070 million. Export revenues in Chilean pesos, excluding bulk, increased 27.4% to Ch$42,608 million from Ch$33,436 million.

o        Bottled Wine Revenue in US$:
         ----------------------------

Export revenues from bottled wine, including shipments to the Company's subsidiaries abroad, increased 22.9% to US$65.9 million from US$53.6 million given a 15% increase in volumes and a 6.9% increase in the average price stated in dollars.

                                     Graph 3
                          Export Value (US$) by Region
                              First Six Months 2003


                                [OBJECT OMITTED]



o        Bottled Wine Sales - Volume:
         ----------------------------

Year on year, the 3,388,780 cases exported in the first six months of 2003 represents an increase in sales volume of 15%.

By market, growth was led by Central America and Europe with volume growing 47% and 30%, respectively. Strong growth was achieved in the UK, Belgium, in Scandinavia and also in Russia. Sales to the US grew 8.2% with the Premium and Varietal wine segments performing particularly well. Export volume to Asian markets increased 8.9%.

Sales volumes decreased to Canada (-3.3%) and to South America (-38.7%).

                                                                CONCHA Y TORO(R)


Cases Shipped:
--------------

In absolute terms, the Company shipped 1,522 thousand cases to Europe, 1,123 thousand cases to the US, 280 thousand cases to Central America, 140 thousand cases to South America, 162 thousand cases to Asia, and 151 thousand cases to Canada.

Prices
------

The average price per case increased 6.9% to US$19.44 from US$18.19 in the comparable period last year. The rise is due mainly to an improvement in the mix following better sales of premium wines in Europe, the US and Central America.

Domestic Revenues

Total domestic revenues increased 9.2%. Domestic revenues, excluding bulk sales, increased 8% to Ch$13,961 million (US$ 20 million) from Ch$12,926 million (US$
18.5 million). Wholesale volume in Chile rose 16.3%, although earnings were damped by a 7.1% decrease in average prices in the highly competitive local market.

Cost of Sales

For the first half of 2003, the total cost of sales rose 23.6% to Ch$ 42,882 million (US$ 61.3 million) from Ch$ 34,681 million (US$ 49.6 million) in 2002. Cost of sales as a percentage of total sales declined to 60.4% from 60.7%.

Gross margin improved to 39.6% from 39.3% as a result of higher exports, higher sales in the domestic market and a higher exchange rate.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 27.9% to Ch$16,617 million (US$23.8 million). As a percentage of revenues SG&A increased to 23.4% from the 22.7% recorded in 2002. This increase reflects higher export-side SG&A involving higher export volumes and an increase in export-related marketing expenses and higher remuneration.

Operating Income

Operating income rose 21.1% to Ch$11,490 million (US$16.4 million) compared to the Ch$9,490 million (US$ 13.6 million) in the first half of 2002. Operating margin decreased from 16.6% to 16.2%. Higher selling and administrative expenses offset the improvement of the gross margin.

Non-Operating Results

Non-operating income decreased 67.4% to Ch$806 million (US$1.2 million) from Ch$2,471 million (US$3.5 million). This lower result reflects the extraordinary gain from a sale of fixed assets of Ch$1,212 million (US$1.7 million) the Company registered in 2002. In addition, Equity income from related companies was lower than in 2002, following a weaker contribution from Vina Almaviva.

Non-operating expenses decreased 40.8% to Ch$906 million (US$1.3 million), as a result of a reduction in interest expenses to Ch$388 million (US$555 thousand) from Ch$566 million (US$810 thousand), due to lower average interest rates and a decrease in financial debt. Also contributed to this result a gain of Ch$15

                                                                CONCHA Y TORO(R)


million in exchange rate differences as compared to a loss of Ch$675 million in 2002. This result reflects the impact of exchange movements in dollar denominated accounts and the absence of conversion charges related to the Argentine operations.

Income Tax

Income tax increased 3.1% to Ch$1,924 million (US$2.8 million).

Net Income and Earnings per Share (EPS)

Net Income for the period increased to Ch$ 9,462 million (US$13.5 million) from Ch$ 8,559 million (US$ 12.2 million), which represents a rise of 10.5%. Concha y Toro's EPS increased to Ch$ 13.16 per share from Ch$ 11.9; earnings per ADR were Ch$ 658 in 1H03 and Ch$ 595 in 1H02. In US dollar terms, earnings per ADR increased 12.6% to US$ 0.94 compared to US$0.84 for the first six-month period of 2002.




                                  Balance Sheet

Assets

As of June 30, 2003, the Company's consolidated assets were Ch$210,457 million (US$301 million), which was Ch$ 14,601 million (US$ 20.9 million) higher than those reported during the previous year mainly due to an increase in current assets (receivables and fixed assets).

Liabilities

As of June 30, 2003 net financial debt stood at Ch$37,662 million (US$53.9 million) representing a year-on-year reduction of Ch$3,102 (US$4.4 million). As a result of a lower debt level and favorable interest rate conditions, interest expenses declined from Ch$566 million (US$0.8 million) during the first half of 2002 to Ch$388 million (US$0.6 million) in the first half of 2003.

As of June 30, financial debt to equity ratio stood at 0.29.


                                    * * * * *

                                                                CONCHA Y TORO(R)


About Vina Concha y Toro

Vina Concha y Toro is the leading South American wine producer whose products are distributed in 95 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 4,000 hectares of vineyards in Chile and Argentina.

2002 revenues totaled US$ 179 million with earnings per ADR of $1.58. The Company exported 6,300,000 cases valued at US$ 115 million. Domestic market sales totaled US$ 42 million. The company's largest export markets were the US, the U.K., Sweden, Canada and Denmark. In 2002, the Company led US wine imports for the third consecutive year, with sales of over 2 million, 9-liter cases.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,483 employees and is headquartered in Santiago, Chile.

                               -Tables to Follow-













Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

                                                                CONCHA Y TORO(R)


Vina Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of June 30, 2003)


                                  2Q2003          2Q2002         Change           1H2003          1H2002         Change
                                 Th. Ch$         Th. Ch$            %            Th. Ch$         Th. Ch$            %
                              ------------    ------------    ------------    ------------    ------------    ------------
Operating Results

Revenue from sales              38,432,926      32,202,750            19.3      70,988,954      57,162,613            24.2
Cost of sales                  -22,528,199     -18,709,875            20.4     -42,881,981     -34,681,396            23.6
% of sales                            58.6%           58.1%                           60.4%           60.7%
Gross Profit                    15,904,727      13,492,875            17.9      28,106,973      22,481,217            25.0
Selling & Adm. Expenses         -9,170,350      -7,433,602            23.4     -16,616,732     -12,990,970            27.9
% of sales                            23.9%           23.1%                           23.4%           22.7%
--------------------------------------------------------------------------------------------------------------------------
Operating Income                 6,734,376       6,059,273            11.1      11,490,241       9,490,247            21.1
% of sales                            17.5%           18.8%                           16.2%           16.6%
--------------------------------------------------------------------------------------------------------------------------

Non-Operating Results
 -Non-operating income              67,683       1,438,915           -95.3         139,964       1,502,646           -90.7
 -Equity income                    107,077         153,346           -30.2         666,232         968,474           -31.2
 -Non-operating expenses          -156,131         -91,512            70.6        -196,664        -163,749            20.1
 -Financial expenses              -186,481        -255,171           -26.9        -387,773        -566,028           -31.5
 -Price level restatement         -300,601        -319,268            -5.8        -337,346        -126,938           165.8
 -Exchange rate differences         51,357          22,199           131.3          15,489        -675,340          -102.3
Non-operating result              -417,096         948,509          -144.0        -100,098         939,065          -110.7

Income before income tax         6,317,280       7,007,782            -9.9      11,390,143      10,429,312             9.2
Less: income tax                -1,097,004      -1,330,614           -17.6      -1,923,808      -1,865,312             3.1
Minority interest                     -880            -596            47.7          -4,800          -4,708             2.0

--------------------------------------------------------------------------------------------------------------------------
Net Income                       5,219,396       5,676,572            -8.1       9,461,535       8,559,292            10.5
--------------------------------------------------------------------------------------------------------------------------
 -Earnings per share (Ch$)            7.26            7.89            -8.1           13.16           11.90            10.5
 -Earnings per ADR (US$)              0.52            0.55            -6.3            0.94            0.84            12.6

EBITDA                           8,716,205       8,077,079             7.9      15,168,721      13,022,408            16.5
% sales                               22.7%           25.1%                           21.4%           22.8%

Number of shares               719,170,735     719,170,735                     719,170,735     719,170,735


Exchange rate
US$1.0=Ch$699.12

                                                                CONCHA Y TORO(R)


Vina Concha y Toro S.A.
Consolidated Balance Sheet
(In thousand of constant Chilean pesos and US dollars as of June 30, 2003)


                                         As of June 30,   As of June 30,   As of June 30,
                                                   2003             2002             2003
                                                Th. Ch$          Th. Ch$          Th. US$
                                         --------------   --------------   --------------
Assets
Cash and Equivalents                          2,172,641        1,737,153            3,108
Inventories                                  50,917,789       46,950,996           72,831
Accounts receivables                         36,533,602       32,446,051           52,257
Other current assets                         10,548,091        8,061,338           15,088
Total current assets                        100,172,123       89,195,538          143,283

Property, plant & equipment, net            102,189,494       99,139,493          146,169
Other assets                                  8,095,345        7,521,051           11,579

Total assets                                210,456,962      195,856,082          301,031

Liabilities and Shareholders'
Equity
Short term debt (1)                          25,119,228       26,262,744           35,930
Other current liabilities                    33,796,925       27,322,854           48,342
Total current liabilities                    58,916,153       53,585,598           84,272
Long term debt (1)                           12,543,230       13,568,235           17,941
Other long-term liabilities                   7,600,969        7,755,614           10,872
Total long-term liabilities                  20,144,199       21,323,849           28,814

Minority interest                                74,900           64,183              107

Shareholders' Equity                        131,321,710      120,882,452          187,839

Total liabilities and                       210,456,962      195,856,082          301,031
Shareholders' equity

(1) includes only financial debt
Exchange rate:US$1.0=Ch$699.12